CONSENT

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Cardero Resource Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Technical report dated January 5, 2007 entitled “Diamond Drill Report on the Picale Property, Baja California Norte IOCG Project (Alisitos Project) – Baja California Norte, Mexico” prepared by Gary D. Belik, P.Geo.;

2.

Technical Report dated March 22, 2005 entitled “Amended Geological Report on the Pampa de Pongo Property, department of Arequipa, Caraveli Province, Peru” prepared by Gary D. Belik, P.Geo.; and

3.

The annual information form of the Company dated January 23, 2008, which includes reference to my name in connection with information relating to the foregoing reports, and the properties described therein.

DATED  January 29, 2008

/s/ Gary Belik

Gary D. Belik